                                                                  Exhibit (a)(7)


NEWS RELEASE                         TRW Inc.                         [TRW LOGO]
                                     1900 Richmond Road
                                     Cleveland, OH 44124


For Immediate Release                Contact

                                     Jay A. McCaffrey, TRW
                                     216.291.7179
                                     Todd A. Stottlemyer, BDM
                                     703.848.5115
                                     Thomas A. Myers, TRW Investor Relations
                                     216.291.7506


TRW TO ACQUIRE BDM INTERNATIONAL, INC.
IN MERGER VALUED AT APPROXIMATELY $1 BILLION

TRW TO LAUNCH TENDER OFFER AT $29.50 PER SHARE;
COMBINATION TO ADD $1 BILLION IN INFORMATION TECHNOLOGY SALES
-------------------------------------------------------------

     CLEVELAND, OH and McLEAN, VA, Nov. 21, 1997 -- TRW Inc. (NYSE: TRW) and BDM International, Inc. (Nasdaq: BDMI) announced today that both companies' boards of directors have voted unanimously to approve a definitive agreement under which TRW will acquire BDM in a transaction valued at nearly $1 billion. Under the executed agreement, a wholly owned subsidiary, Systems Acquisition Inc., will commence a cash tender offer within the next five business days for all of the outstanding shares of BDM at $29.50 per share.

     In connection with the merger agreement, The Carlyle Group and certain of its affiliates owning approximately 26 percent of BDM's stock have agreed to tender their shares pursuant to the tender offer and have also granted an option to TRW to purchase their BDM shares at $29.50 per share.


                                    - more -

TRW/2


     The tender offer is conditioned on the valid tender of BDM's shares representing a majority of the voting power of BDM, and customary regulatory approvals and other closing conditions. TRW has arranged for financing of the transaction. BDM has approximately 33 million shares outstanding on a fully diluted basis. The tender offer is expected to close prior to the end of the year.

     "The acquisition of BDM is an important strategic move that provides the platform for growth in the rapidly developing information technology markets. Those markets include opportunities in both the government and commercial sectors, here and overseas," said Joseph T. Gorman, chairman and chief executive officer of TRW. "The merger expands the reach and scope of our strong space and defense business. It complements our existing systems integration and information technology businesses. Moreover, it will broaden our services and products to government customers and increase our participation in rapidly growing civil, commercial, and international markets."

     Prior to potential revenue and cost synergies, the acquisition is expected to be slightly dilutive to TRW shareholders in the first year, neutral in the second, and accretive thereafter.

     "Everyone who knows BDM and TRW and understands the enormous global potential of information technology will recognize this merger as a win-win combination of talents, resources, and leadership," said Frank C. Carlucci, BDM chairman of the board and chairman of the board and managing director of The Carlyle Group, L.P.


                                    - more -

TRW/3

     "TRW is an outstanding company," said Philip A. Odeen, BDM president and chief executive officer. "It has similar roots as BDM and similar values. It does things that count -- for shareholders, customers, employees, and the community -- and it does them extraordinarily well. Together, I am very confident that we are going to do great things to solve our customers' most difficult problems, boost value for shareholders, and provide new career growth and advancement opportunities for our employees."

     Gorman said, "BDM's strong presence in Europe and in the Middle East, coupled with TRW's strong European operations, provides an established base for further international growth."

     "Once the acquisition is completed, TRW's space and defense business will represent more than 40 percent of total annual sales and more than 37 percent of operating income. Since 1992, BDM has achieved 24 percent compound annual growth, accomplished through both internal growth and acquisitions. We expect our acquisition of BDM to enhance sales and earnings growth," Gorman said.

     "Consistent with our long-term strategy, this acquisition is our most significant action to double the company's sales and market capitalization and build shareholder value," Gorman said. "BDM is an ideal fit with TRW. We will move forward together in new applications of our space, defense, information, and telecommunications technologies.


                                    - more -

TRW/4

     "Additionally, BDM's expertise in integrated supply chain management offers important efficiencies to our own automotive organization and its customers. BDM's Automotive Center of Excellence in Michigan serves the automotive industry by providing global solutions to reduce costs for companies developing world cars and components."

     Following the transaction, Odeen will continue to lead BDM in his new TRW management role, reporting to Peter S. Hellman, TRW president and chief operating officer.

     "BDM is recognized worldwide for its expertise in information technology," Hellman said. "The merger brings together two leading companies with similar cultures and backgrounds dating back to the 1950s. Both advanced technology operations were founded by distinguished scientists in the aerospace and defense fields and are now highly respected by their customers. We look forward to the new contributions Phil Odeen and the entire BDM team will provide TRW as we work together to become preeminent in the information technology business."

     Bear, Stearns & Co. Inc. is financial adviser to TRW and dealer manager for the tender offer. Wasserstein Perella & Co., Inc., is financial adviser to BDM.

     BDM is a multinational information technology company based in McLean, Va., that provides systems integration and computer services to public sector and commercial customers. Revenue in 1996 totaled approximately $1 billion. The company employs approximately 9,000 people in 110 worldwide locations. Additional information is available on BDM's internet Web site
(http://www.bdm.com).


                                    - more -

TRW/5

     TRW provides advanced technology products and services for the automotive and space and defense markets. Systems integration activities involve the development and application of systems engineering, systems integration, information systems, and software development products and services for domestic and international customers in government and commercial markets. TRW's total revenue in 1996 was approximately $10 billion. The company's news releases are available on the internet through TRW's Web site (http://www.trw.com).

     Statements in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could affect the company's actual results. Information regarding the important factors that could cause TRW's actual results to differ materially from the forward-looking statements contained in this release can be found in TRW's reports filed with the Securities and Exchange Commission.


                                       ###